

August 5, 2022

William C. Losch, III
Chief Financial Officer
Live Oak Bancshares, Inc.
1741 Tiburon Drive
Wilmington, North Carolina 28403

      Re: Live Oak Bancshares, Inc.
         Form 10-K for the fiscal year ended December 31, 2021
         Filed February 24, 2022
         File No. 001-37497

Dear Mr. Losch:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Finance